15025486

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67836

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

RECEIVED MAR 16 2015 194

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Petsky Prunier Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street, 38th Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Petsky 212-842-6001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kamler, Lewis & Noreman LLP
(Name – *if individual, state last, first, middle name*)

One Linden Place (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19/15

OATH OR AFFIRMATION

I, Michael Petsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Petsky Prunier Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York } SS

Signature

Michael Petsky, CCO
Title

Notary Public

LE XING LEE
Notary Public - State of New York
NO. 01LE6235869
Qualified in Queens County
My Commission Expires 2/14/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETSKY PRUNIER SECURITIES, LLC

SEC I.D. 8-67836

FINANCIAL STATEMENTS AND SUPPLEMENTARY

INFORMATION REQUIRED BY RULE 17a-5 OF

THE SECURITIES AND EXCHANGE COMMISSION

AND REPORTS OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

PETSKY PRUNIER SECURITIES, LLC
Financial Statements and Supplementary Information Required By Rule 17a-5 of The Securities and Exchange Commission and Reports of Independent Registered Public Accounting Firm
December 31, 2014

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Petsky Prunier Securities, LLC

We have audited the accompanying financial statements of Petsky Prunier Securities, LLC, (a New York limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Petsky Prunier Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Petsky Prunier Securities, LLC as of December, 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I and II - Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Petsky Prunier Securities, LLC's financial statements. The supplemental information is the responsibility of Petsky Prunier Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kamler, Lewis & Noreman LLP

Great Neck, New York
March 11, 2015

PETSKY PRUNIER SECURITIES, LLC
Statement of Financial Condition
December 31, 2014

Assets

Assets:		
Cash and cash equivalents	$	564,345
Accounts receivable		4,992
Prepaid expenses		18,950
	$	588,287

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	33,021
		33,021
Member's Equity		555,266
	$	588,287

The accompanying notes are an integral part of these financial statements.

PETSKY PRUNIER SECURITIES, LLC
Statement of Income
For the Year Ended December 31, 2014

Revenues	$ 26,104,508
Expenses:	
Commissions	11,982,389
Employee compensation	2,765,235
Regulatory	53,723
Management fees	901,095
Other	180,415
	15,882,857
Income Before Provision for Local Income Taxes	10,221,651
Provision for local income taxes	408,866
Net income	$ 9,812,785

The accompanying notes are an integral part of these financial statements.

PETSKY PRUNIER SECURITIES, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

Balance, January 1, 2014	$ 617,402
Net Income	9,812,785
Cash Contributions	250,000
Cash Distributions	(10,124,921)
Balance, December 31, 2014	$ 555,266

The accompanying notes are an integral part of these financial statements.

PETSKY PRUNIER SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash Flows From Operating Activities:	
Net Income	$ 9,812,785
Changes in assets and liabilities:	
Decrease in accounts receivable	47,324
Decrease in prepaid expenses	2,785
Decrease in accounts payable and accrued expenses	(3,126)
Net Cash Provided by Operating Activities	9,859,768
Cash Flows from Financing Activities:	
Member's contributions	250,000
Member's distributions	(10,124,921)
Decrease in due to member	(160,739)
Net Cash Used in Financing Activities	(10,035,660)
Net Decrease in Cash	(175,892)
Cash, Beginning of Year	740,237
Cash, End of Year	$ 564,345

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies
Business Organization and Description

Petsky Prunier Securities, LLC (the "Company") was formed on July 15, 2005 under the laws of the State of New York. The Company was formed as a registered broker dealer. The agreement was amended effective September 1, 2013, whereas the former members contributed 100% of their interest, and is now owned by Petsky Prunier, LLC, the sole member of the Company. The Company does not carry customer accounts and does not process or safe-keep customer funds or securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is an investment bank focused on the advertising, marketing and digital media industries. Investment banking revenues include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturities of three months or less to be cash equivalents. At December 31, 2014, cash and cash equivalents were $564,345. Cash and cash equivalents of $564,345 were held at one financial institution which is in excess of the Federal Deposit Insurance Corporation limit of $250,000.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash, accounts payable and accrued expenses approximate their respective fair values at December 31, 2014.

Revenue Recognition

Revenue is recognized when security deals are closed, securities are exchanged and all elements of contractual fulfillment are met.

Income Taxes

The Company, a limited liability company, includes its operations in the federal and state tax returns of its sole member. Accordingly, no provision has been made in the accompanying financial statements for federal and state income taxes as its member is responsible for the taxable income. The calculation of the income tax provision is determined under a company policy which provides that the Company's current taxes are calculated on a separate return basis.

Income Taxes (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax provisions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

As of December 31, 2014, the Company did not have any unrecognized tax benefits or liabilities. The Company is no longer subject to tax examinations for years previous to the three year statute of limitations and there are presently no ongoing tax examinations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in such estimates may affect amounts reported in future periods.

Subsequent Events

The Company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected or disclosed in the financial statements. Such evaluation is performed through the date the financial statements are issued, which is March 11, 2015 for these financial statements.

Note 2 - Related Party Transactions

The Company has a management fee agreement with its sole member which the Company pays $50,000 per month for January through September and $150,365 for October through December 2014 for a variety of management services. The Company also paid its member, pursuant to a compensation agreement effective January 1, 2014, distributions of $10,124,921, office service monthly management fee of $901,095, and commissions and bonus reimbursement of $14,738,642.

The Company and its sole member have customers in common. The related party provides consulting services to these customers which may facilitate later transactions with the Company.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At December 31, 2014, the Company had net capital of $531,324, which was $526,324 in excess of its required net capital of $5,000. The Company's ratio of Aggregate Indebtedness to Net Capital was 0.06 to 1.

Note 4 - Exemption

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

PETSKY PRUNIER SECURITIES, LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2014

Net Capital:		
Total member's equity per statement of financial condition	$	555,266
Deductions - nonallowable assets:		
Other assets		23,942
Total Net Capital (Note 3)	$	531,324
Aggregate Indebtedness:		
Accounts payable and accrued expenses	$	33,021
Total Aggregate Indebtedness	$	33,021
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$	5,000
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital (Note 3)	$	526,324
Ratio of aggregate indebtedness to net capital (Note 3)		6%

There are no material differences between the preceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014.

See Schedule II - Reconciliation of Computation of Net Capital Under Rule 15c3-1 between Form X-17a-5 Part II (FOCUS) and GAAP Financial Statements.

The accompanying notes are an integral part of these financial statements.

PETSKY PRUNIER SECURITIES, LLC
Schedule II - Reconciliation Pursuant to Rule 17a-5(d)(4) of
The Securities and Exchange Commission
December 31, 2014

Net Capital per December 31, 2104 FOCUS report (Filed January 27, 2015)	$ 531,324
Net Capital per this report (Schedule I)	$ 531,324

The accompanying notes are an integral part of these financial statements.

PETSKY PRUNIER SECURITIES, LLC
Schedule III Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

Exemptive Provisions

The Company is exempt from the Computation for Determination of the Reserve Requirements under the provisions of 17C.F.R.§240.15c3-3(k)(2)(i).

The accompanying notes are an integral part of these financial statements.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Petsky Prunier Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Petsky Prunier Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Petsky Prunier Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i), (the "exemption provisions") and (2) Petsky Prunier Securities, LLC stated that Petsky Prunier Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Petsky Prunier Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Petsky Prunier Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kamler, Lewis & Noreman LLP

Great Neck, New York
March 11, 2015

Petsky Prunier Securities, LLC

60 Broad Street, 38th Floor, New York, New York 10004

212-842-6020 / 212-842-6039

Petsky Prunier Securities, LLC. Assertions

Petsky Prunier Securities, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(i) throughout the most recent fiscal year without exception

Petsky Prunier Securities, LLC.

I, Michael Petsky, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Michael Petsky, COO

February 3, 2015

PETSKY PRUNIER SECURITIES, LLC

AGREED UPON PROCEDURES REQUIRED BY

SEC RULE 17a-5(E)(4)

FOR THE YEAR ENDED

DECEMBER 31, 2014

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Members of
Petsky Prunier Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Petsky Prunier Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Petsky Prunier Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Petsky Prunier Securities, LLC's management is responsible for Petsky Prunier Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in general ledger and cancelled checks, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kamler, Lewis & Noreman LLP

Great Neck, New York
March 11, 2015

To the Securities Investor Protection Corporation (SIPC)
For the Year Ended December 31, 2014

Assessment	$ 65,259
Payments made to Securities Investor Protection Corporation	
July 10, 2014	34,239
February 19, 2015	31,020
	$ 65,259

The accompanying notes are an integral part of these financial statements.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 14
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067836 FINRA DEC
Petsky Prunier Securities LLC 5*5
60 Broad ST 38th FL
New York NY 10004-2306

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel LeGaye (281)367-2454

2. A.	General Assessment (item 2e from page 2)		$65,259.21
B.	Less payment made with SIPC-6 filed (exclude interest) 07/10/214 Date Paid		(34,238.76)
C.	Less prior overpayment applied		(0.00)
D.	Assessment balance due or (overpayment)		31,020.45
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0.00
F.	Total assessment balance and interest due (or overpayment carried forward)		$31,020.45
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 31,020.45	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Petsky Prunier Securities LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ____ day of ______________, 20 ____.

Designated Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 20 14
and ending 12/31, 20 14
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $26,104,508

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

Interest Income 824

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 824

2d. SIPC Net Operating Revenues $ 26,103,684

2e. General Assessment @ .0025 $ 65,259.21

(to page 1, line 2.A.)